Exhibit 4.33

EXECUTION VERSION

August 8, 2014

FAST FASHION CHINA LIMITED

(as Purchaser)

and

MECOX LANE LIMITED

(as Seller)

SHARE PURCHASE AGREEMENT

related to

MIXBLU LIMITED

TABLE OF CONTENTS

Clause		Page

1.	DEFINITIONS AND INTERPRETATION	3

2.	SALE OF SHARES	8

3.	CONSIDERATION	8

4.	DEPOSIT	10

5.	CONDITIONS	12

6.	CLOSING	13

7.	POST-CLOSING OBLIGATIONS	13

8.	WARRANTIES OF THE SELLER	15

9.	WARRANTIES OF THE PURCHASER	15

10.	INDEMNITY	16

11.	CONFIDENTIALITY AND ANNOUNCEMENTS	17

12.	FURTHER ASSURANCE	18

13.	POST-SIGNING COVENANTS	18

14.	ENTIRE AGREEMENT AND REMEDIES	19

15.	POST-CLOSING EFFECT OF AGREEMENT	19

16.	WAIVER AND VARIATION	19

17.	INVALIDITY	20

18.	ASSIGNMENT	20

19.	PAYMENTS, SET OFF AND DEFAULT INTEREST	20

20.	TERMINATION	21

21.	NOTICES	22

22.	COSTS	23

23.	RIGHTS OF THIRD PARTIES	24

24.	COUNTERPARTS	24

25.	GOVERNING LAW AND JURISDICTION	24

SCHEDULE 1		2

	PARTICULARS OF THE COMPANY AND THE SUBSIDIARIES

SCHEDULE 2		3

	CLOSING STATEMENT

SCHEDULE 3		5

	PAYMENT SCHEDULE

SCHEDULE 4		6

	WARRANTIES OF THE SELLER

SCHEDULE 5		8

	ESCROW AGREEMENT

SCHEDULE 6	9

IP ASSIGNMENT AGREEMENT

ANNEX A	10

BRANDS

THIS AGREEMENT is made on August 8, 2014,

BETWEEN

(1)                                MECOX LANE LIMITED, a company incorporated in the Cayman Islands (the “Seller”); and

(2)                                FAST FASHION CHINA LIMITED, a company incorporated in the British Virgin Islands (the “Purchaser”).

WHEREAS

The Seller wishes to sell and the Purchaser wishes to acquire the entire issued share capital of the Company subject to the terms of this Agreement.

IT IS AGREED THAT

1.                                     DEFINITIONS AND INTERPRETATION

1.1                              In this Agreement, unless the context otherwise requires:

“Accounting Reference Date” means July 31, 2014;

“Adjusted Consideration” has the meaning set forth in Clause 3.1;

“Adjustment Items” has the meaning set forth in Clause 3.2;

“Affiliate” means, with respect to any person, any other person directly or indirectly Controlling, Controlled by or under common Control with such body corporate;

“Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local;

“Benchmark Accounting Reference Date” means June 30, 2014, or such other date the Parties mutually agree as the date for determining the Consideration;

“Business” means the business of selling and manufacturing apparel, accessories (other than such accessories under the brands listed on Annex A that are not being represented by the Business at the time of the Closing) and all activities and operations reasonably ancillary thereto of the Group Companies at the date of this Agreement;

“Business Day” means a day (other than a Saturday or Sunday) on which banks in Hong Kong and Shanghai are open for ordinary banking business;

“Cash Balances” means the aggregate of the cash in hand and cash credited to any account with a financial institution (whether held on-shore or off-shore) and any securities with a maturity of less than 12 months which are readily convertible into cash, held by the Company (on a consolidated basis) as of the close of business on the Accounting Reference Date, as shown in the books of the Company (on a consolidated basis);

“Claim” means any claim by the Purchaser in respect of any provision of this Agreement whether in contract, tort or otherwise;

“Closing” means Closing of the sale and purchase of the Shares in accordance with Clause 6;

“Closing Date” means the date on which Closing takes place;

“Closing Statement” has the meaning set forth in paragraph 1.4 of Schedule 2;

“Company” means Mixblu Limited, a company incorporated in the Cayman Islands;

“Conditions” means the conditions set forth in Clause 4.12;

“Confidential Information” has the meaning set forth in Clause 11.1;

“Consideration” has the meaning set forth in Clause 3.1;

“Control,” “Controlling” or “Controlled” in relation to a person means the ability of a person to control or influence the management and operation of such person;

“Deposit” has the meaning set forth in Clause 4.2;

“Deposit Grace Period” has the meaning set forth in Clause 4.6;

“Determination Date” has the meaning set forth in Clause 3.6(a);

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by Law), title escrow or other security agreement or arrangement;

“Equity Pledge Agreements” means the equity pledge agreements made between each shareholder of Shanghai Mecoxlane Shopping Co., Ltd and Maiwang Trading (Shanghai) Co.,Ltd dated  May 21, 2014;

“Escrow Account” means the interest-bearing instant access deposit account in the joint names of the Seller and the Purchaser with the account name “Project M Escrow Account” opened with the Escrow Agent in accordance with the Escrow Account Instruction Letter;

“Escrow Agent” means Industrial and Commercial Bank of China (Asia) Limited ;

“Escrow Account Instruction Letter” means the instruction letter from the Seller and/or the Purchaser (as the case may be) relating to the Escrow Account addressed to the Escrow Agent;

“Escrow Agreement” means the agreement entered into between (i) the Purchaser; (ii) the Seller; (iii) the Escrow Agent dated on or around the date of this Agreement relating to the operation of the Escrow Account, substantially in the form attached in Schedule 5;

“Exchange Rate” means (i) the rate of RMB to U.S. Dollars (or vice versa) prevailing as such date set by the People’s Bank of China for foreign exchange transactions at the close of business in Hong Kong and Shanghai or, where no such rate is available in respect of that currency for such date, the rate set by the People’s Bank of China for foreign exchange transactions as of the close of business in Hong Kong and Shanghai at an earlier date closest to such date where the rate was unavailable;

“Exclusive Business Cooperation Agreement” means the exclusive business cooperation agreement made between Maiwang Trading(Shanghai)Co.,Ltd.and Shanghai Mecoxlane Shopping Co.,Ltd. Dated April 8, 2014;

“Exclusive Purchase Option Agreements” means the exclusive purchase option agreements entered into by Maiwang Trading (Shanghai) Co., Ltd., Shanghai Mecoxlane Shopping Co., Ltd. and each of the shareholders of Shanghai Mecoxlane Shopping Co., Ltd. Dated May 21, 2014;

“Existing VIE Contracts” means the following contracts: (i) the Loan Agreements; (ii) the Promissory Notes; (iii) the Exclusive Purchase Option Agreements; (iv) the Power of Attorney; (v) the Exclusive Business Cooperation Agreements; (vi) the Equity Pledge Agreements; and (vi) the Tax Payable Letter;

“Final Installment” has the meaning given to it Clause 3.4(b);

“Group” means the Company and each of the Subsidiaries;

“Group Company” means any member of the Group;

“Initial Deposit” has the meaning set forth in Clause 4.1;

“Initial Payment” has the meaning set forth in Clause 3.4(a);

“Intellectual Property Rights” means all patents, rights to inventions, copyright and related rights, trademarks and service marks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights to preserve the confidentiality of information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (and rights to apply for, and be granted) renewals or extensions of, and rights to claim priority from, these rights and all similar or equivalent rights or forms of protection which subsist or will subsist, now or in the future, in any part of the world.

“Inventory” means any and all inventory items relating to the Business, as confirmed in the Closing Statement;

“Inventory Agreement” means the agreement made between the Seller and the Purchaser dated after the Closing for the transfer of the Inventory;

“IP Assignment Agreement” means the agreement made between Mecox Lane (Hong Kong) Limited, Mecoxlane E-commerce (Shanghai) Co., Ltd, Mecox Lane Limited, on one hand, and Mixblu (Hong Kong) Limited, on the other hand, dated on or prior to the date of this Agreement, for the assignment of certain Intellectual Property Rights relating to the Business, a form of which is attached in Schedule 6;

“Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time;

“Loan Agreements” means the loan agreements made between Yuanlan; (ii) Huang Wei Ling; Liang Ningning and Maiwang Trading(Shanghai) Co., Ltd dated all on May 21, 2014;

“Long Stop Date” has the meaning set forth in Clause 20.1(b);

“Losses” means all costs, losses, liabilities, damages, claims, demands, proceedings, expenses, penalties and legal and other professional fees, including any direct or indirect consequential losses, loss of profit and loss of reputation;

“Material Adverse Effect” means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Group Companies, taken as a whole.

“Net Receivables Collection” has the meaning in Clause 3.6(a);

“New Consulting Agreement” means the consulting agreement entered into between Shanghai Mecoxlane Shopping Co., Ltd and Mixblu Trading(Shanghai) Co., Ltd dated on Aug 1, 2014;

“New Pledge Agreement” means the pledge agreement entered into between Shanghai Mecoxlane Shopping Co., Ltd and Mixblu Trading Co., Ltd dated on Aug 1 , 2014;

“New VIE Contracts” means (i) the Exclusive Business Cooperation Agreements; and (ii) the New Pledge Agreement; (iii) the New Exclusive Purchase Option Agreements; (iv) the New Powers of Attorney; and (v)Tax payables.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Authority.

“Ordinary Share” means the issued and outstanding ordinary shares of the Company.

“Payment Schedule” means the payment schedule agreed by the parties for the payment of Residual Amount in monthly installments set forth in Schedule 3;

“Personnel” means the employees of each Group Company as of the date of this Agreement;

“Powers of Attorney” means the powers of attorney granted by each shareholder of Shanghai Mecoxlane Shopping Co., Ltd in favor of Maiwang Trading (Shanghai) Co., Ltd or its designee all dated May 21, 2014;

“Promissory Notes” means the promissory notes issued by each shareholder of Shanghai Mecoxlane Shopping Co., Ltd. to Maiwang Trading(Shanghai) Co.,Ltd relating to the relevant Loan Agreement all dated May 21, 2014;

“Purchaser Group” means the Purchaser and each of its Affiliates including, for the avoidance of doubt, the Group Companies after Closing;

“Purchaser’s Bank Account” means the bank account as the Purchaser shall notify to the Seller at least five Business Days before the relevant due date for payment;

“Relevant Claim” has the meaning set forth in Clause 10.1(a);

“Reporting Accountants” means the auditor of the Company or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, an independent firm of internationally recognized chartered accountants to be agreed upon between the parties within two Business Days of a notice by one to the other requiring such agreement or, failing such agreement, to be nominated on the application of either of them by or on behalf of the President for the time being of the Hong Kong Institute of Certified Public Accountants;

“Representatives” means, in relation to a party, its Affiliates and their respective directors, officers, employees, agents, consultants and advisers;

“Residual Amount” has the meaning set forth in Clause 3.4(b);

“Restructuring” means (i) the assignment of the Intellectual Property Rights in accordance with the IP Assignment Agreement; (ii) the termination of the Existing VIE Contracts; (iii) the entry and the coming into force of the New VIE Contracts upon Closing; (iv) the transfer of the Personnel; (v) the release of loans relating to the Existing VIE Contract upon Closing;

“RMB” means the lawful currency, from time to time, of the People’s Republic of China;

“Seller Group” means the Seller and each of its Affiliates, excluding, for the avoidance of doubt, the Group Companies;

“Seller’s Bank Account” means the bank account as the Seller shall notify to the Purchaser at least five Business Days before the relevant due date for payment;

“Shares” means the one (1) ordinary share, US$0.001 par value, in the Company representing the entire issued share capital of the Company out of the 50,000,000 authorized shares;

“Subsidiary” means the companies set forth in Part 2 of Schedule 1;

“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority competent to impose a liability for or to collect Tax;

“Taxation” means:

(a)                                any liability to any form of taxation, duty, impost, levy or rate or any amount payable to the revenue, customs or fiscal authorities of any part of the world whether federal, state or local (including, without limitation, the People’s Republic of China and Hong Kong) whenever created or imposed and without prejudice to the generality of the foregoing includes profits tax, provisional profits tax, interest tax, salaries tax, property tax, taxes on income, estate duty, capital duty, capital gains tax, stamp duty, payroll tax, withholding tax, value added tax, rates, customs and other import and export duties and excise duties;

(b)                                 an amount equal to any deprivation of any relief, allowance, set off, deduction in computing profits or right to repayment of taxation granted by or pursuant to any legislation concerning or otherwise relating to taxation; and

(c)                                 all costs, interest, penalties, charges, additions to tax, surcharges, fines and expenses incidental or relating to taxation or to any relief, allowance, set off or deduction in computing profits or right to repayment of taxation;

imposed or collected by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to any of the Group Companies or another person (and “Taxes” and “Taxation” shall be construed accordingly);

“Tax Payable Letter” means the tax indemnity letter issued by Maiwang Trading (Shanghai) Co., Ltd to each of its shareholders all dated May 21, 2014;

“Transaction” means the transactions contemplated by this Agreement and/or the other Transaction Documents or any part thereof;

“Transaction Documents” means, together, the Escrow Agreement, the Inventory Agreement, that certain Loan Termination Agreement dated as of the date hereof, and the IP Assignment Agreement;

“Transferred Personnel” means personnel designated as management of the Group Companies, including without limitation head of accounting, human resource and operation.

“Warehouse” means Tongjin Avenue, Wujiang Economic Development Zone, Suzhou, China; and

“Working Hours” means 9:30 am to 5:30 pm on a Business Day.

1.2                              In this Agreement, unless the context otherwise requires:

(a)                                 every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Closing provided that, as between the parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(b)                                 references to clauses and schedules are references to Clauses of and Schedules to this Agreement, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(c)                                  references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(d)                                 references to a “party” means a party to this Agreement and includes its successors in title, personal representatives and permitted assigns;

(e)                                  references to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organization, in each case whether or not having separate legal personality;

(f)                                   references to “RMB” or “Renminbi” are references to the lawful currency from time to time of the People’s Republic of China; and

(g)                                  references to “U.S. Dollar” or “U.S. $” are references to the lawful currency from time of time of the United States of America.

1.3                              The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.4                              Each of the schedules to this Agreement shall form part of this Agreement.

1.5                              References to this Agreement include this Agreement as amended or varied in accordance with its terms.

2.                                     SALE OF SHARES

On the terms set forth in this Agreement the Seller shall sell and transfer, the Purchaser shall purchase, the Shares with effect from Closing, with full title guarantee, free from all Encumbrances.

3.                                    CONSIDERATION

3.1                              The purchase price for the sale of the Shares shall be the sum of RMB43,954,620 (the “Consideration”), subject to adjustment as set forth in Clauses 3.2 below (the Consideration so adjusted being referred to hereinafter as the “Adjusted Consideration”).

3.2                              Adjustment

The Consideration shall be adjusted within one (1) Business Day of the acceptance of the Closing Statement as follows (together, the “Adjustment Items”):

(a)                                 there shall be added an amount, if any, of all Cash Balances;

(b)                                 there shall be subtracted an amount, if any, of any Net Seller Business Working Capital Adjustment, and

(c)                                  there shall be added an amount, if negative, of Net Business Cash Flow, and subtracted an amount, if positive, of any Net Business Cash Flow.

For the purposes of this Agreement the following words shall have the following meaning:

“Net Seller Business Working Capital Adjustment” means the increase in Net Working Capital of the Seller (on a consolidated basis) relating to the Business (excluding the Net Working Capital of the Group) as of the Accounting Reference Date over the Net Working Capital of the Seller (on a consolidated basis) (excluding the Net Working Capital of the Group) as of the Benchmark Accounting Reference Date.

“Net Working Capital” means accounts receivable minus accounts payables.

“NetBusiness Cash Flow” means the net cash flow of the Seller (including the Group) relating to the Business between the Accounting Reference Date and June 1, 2014.

3.3                              The parties shall each use their reasonable endeavors to agree the Closing Statement in accordance with Schedule 2 setting out the Adjustment Items.

3.4                              Payment of Adjusted Consideration

The Adjusted Consideration shall be satisfied by the Purchaser as follows:

(a)                                 no later than ten (10) Business Days of the acceptance of the Closing Statement, the following shall be paid to the Seller:

i.                                         the aggregate Cash Balances in such currency as the Cash Balances are held;

ii.                                      RMB 11 million, as adjusted by Clause 3.2(c); and

iii.                                   30% of an amount derived from subtracting the amounts in sub-clause (i) and (ii) above from the Adjusted Consideration,

(sub-clauses i to iii (inclusive) the “Initial Payment”); and

(b)                                 the remaining amount of the Adjusted Consideration after the payment of the Initial Payment (the “Residual Amount”) shall be paid by the Purchaser to the Seller in monthly installments, subject to Clauses 3.6(b)(ii) and 19.4, in accordance with the Payment Schedule set forth in Schedule 3. Each monthly installment shall be paid on the twenty-fifth (25th) day of each relevant month (or the next Business Day should such date not be a Business Day) with the final installment being paid on December 25, 2014 (the “Final Installment”).

For the avoidance of doubt, the Purchaser shall not be obligated to pay any Consideration or Adjusted Consideration hereunder to the extent of any amount previously paid pursuant to any Transaction Document.

3.5                              The Adjusted Consideration shall, subject to any further adjustment pursuant to Clause 3.6, be adopted for all Tax reporting purposes.

3.6                              Further Adjustment

With respect to accounts receivables of the Seller (on a consolidated basis, excluding the Group) resulting from provision, after the Accounting Reference Date, of services and/or goods to third parties in connection with the Business, the parties hereby agree to the following:

(a)                                 a determination shall be made in good faith by the Seller and the Purchaser on the twentieth (20th) day of each month (the “Determination Date”), commencing with the earliest occurrence of such date after the date of this Agreement, to determine the amount of such receivables, net of any cash outflow incurred by the Seller in connection with the Business after the Accounting Reference Date (“NetReceivables Collection”) during such period;

(b)                                 in the event that it has been determined that the Seller has received any Net Receivables Collection for any relevant monthly period, the Seller agrees, subject to the agreement of the Purchaser, to, at the Seller’s election, either:

(i)                                    pay the Purchaser such Net Receivables Collection received for the relevant month (as the case may be) on the fifth (5th) day after the Determination Date (or the next Business Day should such date not be a Business Date); or

(ii)                                 retain the amount of such Net Receivable Collection, which shall, without further action by the parties, reduce the Residual Amount by an amount equal to such Net Receivable Collection retained by the Seller in accordance with this sub-Clause (b)(ii), which reduction shall be applied to offset the Initial Payment or the monthly installment payment next due.

4.                                     DEPOSIT

4.1                              The Purchaser shall, within ten (10) Business Days after the date of this Agreement, transfer an amount equal to ten per cent (10%) of the Consideration (the “Initial Deposit”) in U.S. Dollars to the Seller’s Bank Account.

4.2                              Within thirty (30) Business Days after the date of this Agreement, the Purchaser shall immediately transfer an amount equal to 100% of the Consideration (the “Deposit”) in U.S. Dollars to the Escrow Account. The Purchaser shall transfer any additional amount, if any, equal to the excess of the Adjusted Consideration over the Consideration, and the Seller shall transfer, from the Escrow Account to the extent of any balance therein, the excess of the Consideration over the Adjusted Consideration, within two (2) Business Days upon the adjustment pursuant to Clause 3.2. Upon the funding in full of the Deposit, the Seller shall release the amount in the Initial Deposit to an account designated in writing by the Purchaser prior to such funding, in any event no later than three (3) Business Days after such funding.

4.3                              Any interest that may accrue on the credit balance of the Escrow Account shall be credited to the Escrow Account.  The liability to Taxation, if any, on any interest on any amount in the Escrow Account shall be borne by the Purchaser.

4.4                             Neither the Seller nor the Purchaser shall instruct the Escrow Agent to release any amount from the Escrow Account otherwise than in accordance with this Clause 4 and/or the Escrow Agreement.

4.5                              Within three (3) Business Days of the Seller receiving in full the Initial Payment or the relevant monthly installment referred to in Clause 3.4(b)(made in accordance with the Payment Schedule),the Seller and the Purchaser shall jointly instruct the Escrow Agent to release to the Purchaser the U.S. Dollar equivalent of such monthly installment or Initial Payment from the Escrow Account in accordance with the Escrow Agreement. In the event the Seller fails to provide the joint instruction as set forth above within the foregoing three (3) Business Days, the Purchaser shall be entitled to unilaterally provide such written instruction to the Escrow Agent, and the Seller shall have three (3) Business Days after notice from the Escrow Agent of such instruction from the Purchaser to object to such payment.

4.6                              In the event that the Purchaser fails to pay in full on the due date any amount according to Clause 3.4, the Purchaser shall have a grace period of two (2) Business Days (the “DepositGrace Period”) to pay to the Seller the portion that has not been paid. Upon the expiration of the Deposit Grace Period, if the Purchaser fails to pay in full pursuant to Clause 3.4, the Seller may instruct the Escrow Agent in writing, in accordance with the Escrow Agreement, to release from escrow and pay to the Seller the portion of such amount that has not been paid, in full or in part, by the Purchaser as described in this Clause 4.6. In the event of any other default pursuant to Clause 19.4, the Seller shall retain the Initial Deposit, if not previously released pursuant to Clause 4.2, free from any Encumbrance, and may instruct the Escrow Agent in writing, in accordance with the Escrow Agreement, to release from escrow and pay to the Seller all remaining balance of the Escrow Account (plus accrued interest).

4.7                              The parties agree that, after the payment of the Final Installment (and only in the event that all of the Adjusted Consideration and any other obligations under the Transaction Documents have been paid to the Seller by the Purchaser), any remaining amount in the Escrow Account shall be returned to the Purchaser and the Escrow Account will be closed.

4.8                              For the avoidance of doubt nothing in this Clause 4 shall obligate the Seller to pay any money to the Purchaser or into the Escrow Account. Without limiting the remedies available to the Seller, the Seller hereby agrees that the maximum aggregate amount that it may receive from the Escrow Account shall be an amount equal to the Deposit (plus any interest accrued).

4.9                              If this Agreement is terminated in accordance with Clauses 20.1(a), 20.1(c), 20.1(f) and 20.1(g), the Initial Deposit, if not previously released pursuant to Clause 4.2, and the amount still held in escrow in the Escrow Account (plus accrued interest) at the date of such termination shall be returned to the Purchaser free from any Encumbrance upon joint instruction by the Purchaser and the Seller.

4.10                       If this Agreement is terminated in accordance with Clause 20.1(b), the Seller shall have the right to retain the Initial Deposit, if not previously released pursuant to Clause 4.2, or an amount equal to 10% of the Adjusted Consideration (plus accrued interest) of the Deposit shall be released to the Seller free from any Encumbrance upon joint instruction by the Seller and the Purchaser, and any remaining amount still held in escrow in the Escrow Account (plus accrued interest) at the date of such termination shall be returned to the Purchaser free from any Encumbrance upon joint instruction by the Seller and the Purchaser.

4.11                       If this Agreement is terminated in accordance with Clauses 20.1(d) and 20.1(e), the Seller shall have the right to retain the Initial Deposit, if not previously released pursuant to Clause 4.2, free from any Encumbrance, and any amount still held in escrow in the Escrow Account (plus accrued interest) at the date of such termination shall be returned to the Seller free from any Encumbrance upon instruction by the Seller.

4.12                      For the avoidance of doubt, nothing in Clause 4 herein shall limit the ability of the Seller to recover from the Purchaser any amount due to the Seller pursuant to the Transaction Documents.

5.                                     CONDITIONS

5.1                              Closing shall be subject to the following Conditions being satisfied (or waived by the relevant party (as applicable)) save, in each case, to the extent that the same is conditional only upon satisfaction or waiver of any of the Conditions in accordance with this Clause 5 or any of the Transaction Documents:

(a)                                 no Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions as illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the Transactions contemplated hereunder to be rescinded following Closing thereof;

(b)                                 the Transaction Documents shall have been duly executed and delivered; and

(c)                                  no enactment or proposal of any legislation having occurred (including any subordinate legislation) which would prohibit, materially restrict or materially delay the implementation of the Transactions.

5.2                              The obligation of the Seller to consummate the Closing is subject to the satisfaction or waiver of the following as further conditions to Closing:

(a)                                 the passing of resolutions of the Board of Directors of the Purchaser approving the Transactions;

(b)                                 the Seller having received, to its reasonable satisfaction, the Initial Deposit in accordance with Clause 4.1, subject to Clause 4.2;

(c)                                  the Seller having received written confirmation, to its reasonable satisfaction, that the Deposit has been deposited in full into the Escrow Account in accordance with Clause 4.2;

(d)                                 the Purchaser having performed all material respects of all of its covenants and agreements in this Agreement and the Transaction Documents required to be performed by the Purchaser prior to Closing; and

(e)                                  no person having commenced, or threatened to commence, any proceedings or investigation for the purpose of prohibiting or otherwise challenging or interfering with the Transactions.

5.3                              The obligation of the Purchaser to consummate the Closing is subject to the satisfaction or waiver of the following as further conditions to Closing:

(a)                                 the passing of resolutions of the Board of Directors of the Seller approving the Transactions;

(b)                                 the closing, to the reasonable satisfaction of the Purchaser, of the Restructuring (except where any part of such Restructuring is contemplated to take effect upon Closing); and

(c)                                  the Seller having performed all material respects of all of its covenants and agreements in this Agreement and the Transaction Documents required to be performed by the Seller prior to Closing.

5.4                              If at any time the Purchaser or the Seller becomes aware of any event, circumstance or condition that would be reasonably likely to prevent a Condition being satisfied it shall forthwith inform the other party.

5.5                             Each party shall notify the other in writing promptly upon it becoming aware that any of the Conditions have been satisfied.

5.6                              No party may rely on the failure of any Condition, as the case may be, to be satisfied to excuse such party’s obligation on consummate Closing if such failure was caused by such party’s (or its Affiliates’) breach of this Agreement or failure to satisfy the Conditions.

6.                                     CLOSING

6.1                              Closing shall take place at the Shanghai offices of Latham & Watkins or Orrick, Herrington & Sutcliffe LLP  (or at any other place as agreed in writing by the Seller and the Purchaser) on:

(a)                                 September 12, 2014;

(b)                                 if the Conditions have not been satisfied or waived in accordance with Clause 4.12 on or before that date, one Business Day after they are all satisfied or waived in accordance with this Agreement; or

(c)                                  any other date agreed in writing by the Seller and the Purchaser.

6.2                              At Closing the Seller shall:

(a)                                 deliver to the Purchaser or procure the delivery to the Purchaser of:

i.	board of directors’ resolutions of the Seller approving the Transaction;

ii.	the transfer documentation of all of the Shares into the name of the Purchaser, duly executed by the registered holder(s) thereof;

iii.	share certificates, or equivalent documents in the relevant jurisdiction, in respect of all of the Shares, or an indemnity for any lost share certificates;

iv.	the chops and the stamps, if any, and all corporate records of each Group Company; and

v.

in respect of each Group Company, the resignation of each director, company secretary and auditor of such Group Company who is a representative of the Seller not less than three Business Days prior to Closing.

6.3                              At Closing the Purchaser shall:

(a)	commence payment of the Adjusted Consideration as provided in Clause 3.4(b);

(b)	deliver the board of directors’ resolutions of the Purchaser approving the Transaction; and

(c)	deliver to the Seller the original of any power of attorney (if any) under which any document executed and delivered to the Seller under this Agreement has been executed.

6.4                              All documents and items delivered and payments made in connection with Closing shall be held by the recipient to the order of the person delivering them until such time as Closing takes place.

6.5                              Neither the Sellers or the Purchaser shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.

7.                                     POST-CLOSING OBLIGATIONS

7.1                              The Seller shall, at the Purchaser’s cost, use its reasonable efforts to assist the Purchaser with the registration of the Intellectual Property Rights used by any Group Company in the ordinary course of the Business in accordance with the IP Assignment Agreement only to the extent that such rights are able to be registered so that the Purchaser and/or the relevant Group Company may have benefit of the right, title and interest of such Intellectual Property Rights.

7.2                              The Seller and the Purchaser shall deliver the Inventory in accordance with and otherwise comply with the Inventory Agreement. The Purchaser shall procure that the Seller has access to the Inventory in the Warehouse during business hours to inspect the Inventory pursuant to the Inventory Agreement. The Purchaser shall ensure that it and its Affiliates (as the case may be) comply in all respects with the Transaction Documents.

7.3                              The Purchaser undertakes to the Seller to procure that, as soon as reasonably practicable after the Closing Date and in any event within 30 Business Days therefrom:

(a)                                 the name of any Group Company which consists of or incorporates any of the words “ Mecoxlane” or “M18 “ or anything which, in the reasonable opinion of the Seller, is capable of confusion therewith, is changed to a name which does not include and is not capable of confusion with such words.

(b)                                 the Group Companies shall cease to use in the course of any business:

i.                                         the words “Mecoxlane” or “M18” or any company name/trade name belonging to any member of the Seller Group;

ii.                                      any service mark, business or domain name (including, but not limited to http://www.m18.com), design or logo which, at Closing, was or had been used by any of the Seller Group only; or

iii.                                   anything which is, in the reasonable opinion of the Seller, capable of confusion with such words, mark, name, design or logo.

7.4                              The Purchaser shall use its reasonable efforts to ensure that as soon as reasonably practicable after Closing each member of the Seller Group is released from all Third Party Guarantees given by it in respect of obligations of any of the Group Companies, if any. Pending release of any such Third Party Guarantee, the Purchaser shall indemnify the Seller and each member of the Seller Group on demand against all Losses arising after Closing under or by reason of that Third Party Guarantee.

7.5                              For a period of seven years from Closing, the Purchaser shall, and shall procure that each Group Company shall, make all books, records and documents which relate to the Group (insofar as the same record matters occurring on or before Closing) available for inspection and otherwise cooperate to the extent reasonably required by the Seller and its Representatives on reasonable advance notice being given and only during normal business hours without undue disruption to the Group Company’s normal operations.

7.6                              The Seller and its Affiliates shall waive, upon the payment in full of the Initial Payment, all inter-company debt (which, for the avoidance of doubt, shall not include any part of the Adjusted Consideration) that may be owed to the Seller by a Group Company as of the date of Closing(which for the avoidance of doubt shall exclude any Adjusted Consideration or any other amount payable under the Transaction Documents), provided that, in the event of a default by the Purchaser under this Agreement, such inter-company debt shall be automatically reinstalled until the payment and discharge of the Final Installment and the discharge in full of any and all obligations under the Transaction Documents by the Purchaser.

7.7                              The Purchaser acknowledges, in addition to the indemnity set forth in Clause 10.1, that it shall, from the Closing Date, be solely responsible for any matter relating to the Business of the Group Companies, including without limitation any post-sales or other similar services,  and that it shall have no recourse whatsoever against the Seller or any member of the Seller Group from the Closing Date unless provided under the Transaction Documents. If reasonably requested by the Purchaser and as applicable, the Seller agrees to assign to, and will cause its Affiliate to assign to, the Purchaser or its Affiliates any claims against any supplier and/or customer.

7.8                              The Purchaser and the Seller each acknowledges and consents that, upon Closing, the operations of the Business shall have been deemed transferred to the Purchaser as of the Accounting Reference Date, including without limitation any changes in assets and liabilities and results of operations. For the avoidance of doubt, the foregoing shall not be construed to affect the adjustment to Adjusted Consideration pursuant to Clause 3.2.

8.                                     WARRANTIES OF THE SELLER

8.1                              The Seller warrants to the Purchaser as of the date of this Agreement and the Closing Date that:

(a)           the Seller is validly incorporated, in existence and duly registered under the laws of its country of incorporation;

(b)           the Seller has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement in accordance with its terms;

(c)           this Agreement constitutes (or shall constitute when executed) valid, legal and binding obligations on the Seller, except as limited by laws affecting the rights of creditors or any equitable principles;

(d)           the execution and delivery of this Agreement by the Seller and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Seller; and

(e)           to the Seller’s knowledge, no consent, action, approval or authorization of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by the Seller to authorize the execution or performance of this Agreement.

8.2                              The Seller warrants to the Purchaser as of the date of this Agreement and the Closing Date, the additional warranties as set forth in Schedule 4.

8.3                              The warranties set forth in Clauses 8.1 and 8.2 are given subject to matters fairly disclosed in this Agreement or any other Transaction Document.

9.                                     WARRANTIES OF THE PURCHASER

9.1                              The Purchaser warrants to the Seller as of the date of this Agreement that:

(a)           the Purchaser is validly incorporated, in existence and duly registered under the laws of its country of incorporation;

(b)           the Purchaser has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents in accordance with their terms;

(c)           this Agreement and the other Transaction Documents constitute (or shall constitute when executed) valid, legal and binding obligations on the Purchaser in accordance with their terms, except as limited by laws affecting the rights of creditors or any equitable principles;

(d)           the execution and delivery of this Agreement and the other Transaction Documents by the Purchaser and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Purchaser, any agreement or instrument to which the Purchaser is a party or by which it is bound, or any Law, order or judgment that applies to or binds the Purchaser or any of its property;

(e)           no consent, action, approval or authorization of, and no registration, declaration,  notification or filing with or to, any Authority is required to be obtained, or made, by the Purchaser to authorize the execution or performance of this Agreement by the Purchaser;

(f)            neither the Initial Deposit nor the Deposit is subject to any third party claim and is free of any Encumbrance; and

(g)           the Purchaser is not aware of any fact, matter, event or circumstance which could reasonably be expected to result in a Claim and for the purposes of this paragraph, the awareness of the Purchaser shall include the actual personal knowledge of Alfred Gu.

10.                              INDEMNITY

10.1                       The parties agree that:

(a)                                 the Purchaser shall indemnify the Seller Group, and any of their directors, officers, employees, consultants, advisors counsel and/or agents (“Seller Indemnified Persons”), against all liabilities, costs, expenses, damages, demands or Losses (including any direct or indirect consequential losses, loss of profit, loss of reputation claimed by third parties against the Seller Group and all interest, penalties (including all legal and other reasonable professional costs,  expenses and fees) suffered or incurred by the Seller Indemnified Persons, in each case arising out of or in connection with any claim, actions or causes of any action, relating to products or services sold, provided, manufactured, supplied or put into use by any Group Company or any aspect of the operation or the Business of the Group Company (each a “Relevant Claim”).Without limiting the foregoing sub-clause (a) and this sub-clause (b), the Purchaser shall indemnify the Seller Indemnified Persons against all liabilities, costs, expenses, damages, demands or Losses, if any, suffered or incurred by the Seller Indemnified Personsarising out of or in connection with the accounts payable of the Group the payment of which is deemed remote by the parties at the Closing.

(b)                                 if any third party makes a Relevant Claim, or notifies an intention to make a Relevant Claim, against the Seller Indemnified Person that may reasonably be considered likely to give rise to a liability under the indemnity in this Clause 10, the Seller or a Seller Indemnified Person  shall:

i.                                         as soon as reasonably practicable, give written notice of the Relevant Claim to the Purchaser, specifying the nature of the Relevant Claim in reasonable detail;

ii.                                      not make any admission of liability, agreement or compromise in relation to the Relevant Claim without the prior written consent of the Purchaser (such consent is not to be unreasonably conditioned, withheld or delayed), provided that the Seller may settle the Relevant Claim (after first giving written notice of the terms of settlement (to the extent legally possible) to the Purchaser, but without obtaining the Purchaser’s consent) if the Seller believes that failure to settle the Relevant Claim would be prejudicial to it in any material respect; and

iii.                                   take any action as the Purchaser may reasonably request to avoid, dispute, compromise or defend the Relevant Claim provided that the Purchaser shall indemnify the Seller of all liability, costs, expenses, damages or Losses that may be incurred related to such request,

(c)                                  if a payment due from the Purchaser under this Clause 10 or under any Transaction Document is subject to Tax (whether by way of direct assessment or withholding at its source), the Seller shall be entitled to receive from the Purchaser any amounts as shall ensure that the net receipt, after tax, to the Seller in respect of the payment is the same as it would have been were the payment not subject to Tax; and

(d)                                 nothing in this agreement shall have the effect of excluding or limiting any liability for death or personal injury caused by negligence or for fraud.

11.                              CONFIDENTIALITY AND ANNOUNCEMENTS

11.1                       Subject to Clause 11.4, each party:

(a)                                 shall treat as strictly confidential:

i.                                         the provisions of this Agreement and the other Transaction Documents and the process of their negotiation;

ii.                                      in the case of the Seller, any information received or held by the Seller or any of its Representatives which relates to the Purchaser Group or, following Closing, any of the Group Companies; and

iii.                                   in the case of the Purchaser, any information received or held by the Purchaser or any of its Representatives which relates to the Seller Group or, prior to Closing any of the Group Companies

(together “Confidential Information”); and

(b)                                 shall not, except with the prior written consent of the other party (which shall not be unreasonably withheld or delayed), make use of (save for the purposes of performing its obligations under this Agreement) or disclose to any person (other than its Representatives and providers of finance for the purposes of the Transactions in accordance with Clause 11.2) any Confidential Information.

11.2                       Each party undertakes that it shall only disclose Confidential Information to Representatives and providers of finance for the purposes of the Transactions where it is reasonably required for the purposes of performing its obligations under this Agreement or the other Transaction Documents and only where such recipients are informed of the confidential nature of the Confidential Information and the provisions of this Clause 11 and instructed to comply with this Clause 11 as if they were a party to it.

11.3                       Subject to Clauses 11.2 and 11.4, no party shall make any announcement (including any communication to the public, to any customers suppliers or employees of any of the Group Companies) concerning the subject matter of this Agreement without the prior written consent of the other (which shall not be unreasonably withheld or delayed).

11.4                       Clauses 11.1 and 11.3 shall not apply if and to the extent that the party using or disclosing Confidential Information or making such announcement can demonstrate that:

(a)                                 such disclosure or announcement is required by Law or by any stock exchange or any supervisory, regulatory, governmental or anti-trust body (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction; or

(b)                                 the Confidential Information concerned has come into the public domain other than through its fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this Clause 11.4.

11.5                       The provisions of this Clause 11 shall survive termination of this Agreement or Closing, as the case may be, and shall continue for a period of five years from the date of this Agreement.

11.6                       The Purchaser acknowledges and agrees, that, with respect to the Confidential Information, the Purchaser:

(a)                                 confirms that it is fully aware of the applicable laws relating to insider dealing and that it undertakes to bring them to the attention of each of the persons to whom the Confidential Information is disclosed as contemplated by this Clause 11; and

(b)                                 undertakes to the Seller that it and each of the Representatives referred to in Clause 11.2 will not base any behavior on any of the Confidential Information in relation to any securities or other qualifying investments which would or would be likely to amount to market abuse or insider dealing.

12.                              FURTHER ASSURANCE

Each party shall execute and deliver or procure, so far as they are reasonably able, the execution and delivery of, all such documents, and do all such things, as the other party may reasonably require at the cost of such other party for the purpose of giving full effect to the provisions of this Agreement.

13.                              POST-SIGNING COVENANTS

13.1                       The Seller covenants and agrees that, between the date of this Agreement and the Closing Date, except (i) as contemplated or permitted by this Agreement; (ii)as required by applicable Laws; (iii) where it was not reasonably practicable to do so due to the transfer of Personnel in connection with the Restructuring; or (iv) with the prior written consent of the Purchaser or Transferred Personnel, the Seller shall, in good faith, to the extent cooperation is provided by the Transferred Personnel, carry on the businesses of the Group Companies in the ordinary course and in a manner consistent with past practice to preserve substantially intact their business organization, maintain in effect all material licenses and permits, and maintain in all material respects their current relationships and goodwill with customers, suppliers, and distributors with which Group Companies have material business relations as of the date hereof; and the Seller and its Affiliates shall not between the date hereof and the Closing Date, do any of the following

(a)                                 any mortgage orpledge of, or the granting of a security interest in, the shares or assets of any Group Company other than in the ordinary course of business;

(b)                                 any material change to the role or functions of the Transferred Personnel;

(c)                                  causing any Group Company to extend loans or provide guarantees or any sale, assignment or transfer of any Group Company Intellectual Property Rights, other than in the ordinary course of business;

(d)                                 any declaration, setting aside or payment of dividends or any other distribution in respect of any Group Company’s share capital other than pursuant to the Transaction Documents, or any direct or indirect redemption, purchase, or other acquisition of any of such shares by any Group Company other than pursuant to the Restructuring; or

(e)                                  any other material decision affecting the Business without the consent of the Transferred Personnel or the Purchaser.

14.                              ENTIRE AGREEMENT AND REMEDIES

14.1                       This Agreement and the other Transaction Documents together set out the entire agreement between the parties relating to the sale and purchase of the Shares and, save to the extent expressly set forth in this Agreement or any other Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

14.2                       The Purchaser acknowledges and agrees that in entering into this Agreement and the Transaction Documents it has not relied and is not relying on, and shall have no claim or remedy in respect of, any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision made by or on behalf of the Seller, any of its Representatives or any other person (whether party to this Agreement or not), whether written or oral, express or implied and whether negligently or innocently made, which is not expressly set forth in this Agreement or any other Transaction Document.

14.3                      The parties agree that irreparable damage (for which monetary damages, even if available, would not be an adequate remedy) would occur if any provision of this Agreement or the Transaction Documents were not performed in accordance with the terms set forth in this Agreement or if any such provision were otherwise breached, and that, prior to the valid termination of this Agreement pursuant to Clause 20, the Purchaser and Seller shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms set forth in this Agreement or the Transaction Documents, in addition to any other remedy to which they are entitled at law or in equity; and the other party hereby waives, to the fullest extent permitted by Law any and all defenses to any action for specific performance including any defense based on the claim that a remedy at law would be adequate. The pursuit of specific enforcement by the Seller and the Purchaser will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled (including monetary damages), and any and all remedies herein expressly conferred upon such party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party.

14.4                       If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Seller Group and any members of the Purchaser Group) unless such other agreement expressly states that it overrides this Agreement in the relevant respect.

14.5                       This Clause 14 shall not exclude any liability for or remedy in respect of fraudulent misrepresentation.

15.                              POST-CLOSING EFFECT OF AGREEMENT

Notwithstanding Closing each provision of this Agreement and any other Transaction Document not performed at or before Closing but which remains capable of performance will remain in full force and effect and, except as otherwise expressly provided, without limit in time.

16.                              WAIVER AND VARIATION

16.1                       A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

16.2                       A waiver of any right or remedy under this Agreement shall only be effective if set forth in writing and shall not be deemed a waiver of any subsequent breach or default.

16.3                       No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to this Agreement.  Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

17.                              INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

18.                              ASSIGNMENT

No person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

19.                              PAYMENTS, SET OFF AND DEFAULT INTEREST

19.1                       Any payment to be made pursuant to this Agreement by the Purchaser to the Seller shall be made to the Seller’s Bank Account and any payment to be made pursuant to this Agreement by the Seller to the Purchaser shall be made to the Purchaser’s Bank Account, in each case by way of electronic transfer in immediately available funds on or before the due date for payment.  Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payor of its obligation to make such payment.

19.2                       All payments made by the Purchaser under this Agreement, or any of the other Transaction Documents, shall be made free from any set-off, except for set-off, counterclaim or other deduction or withholding required to be made by Law or by this Agreement.

19.3                       Where the Seller or the Purchaser default in the payment when due of any damages or other sum payable by virtue of this Agreement or any other Transaction Documents, the liability of the Seller or the Purchaser (as the case may be) shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 2% per annum above the base lending rate of the People’s Bank of China from time to time in effect during such period. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to the Seller or the Purchaser (as the case may be) in respect of such default.

19.4                       In the event that the Purchaser commits a breach of this Agreement or any other Transaction Document and such breach remains uncured for a period of fifteen (15) calendar days (for the avoidance of doubt, notwithstanding this Clause 19.4, such cure period shall be limited to two (2) Business Days for any breach under Clause 4.6), and in the event of any bankruptcy or insolvency proceeding commenced by or against the Purchaser or the Purchaser is otherwise insolvent, the Seller shall have the right, but not the obligation, to exercise any and all remedies available to it at law or in equity, which remedies may be cumulative and non-exclusive, including without limitation:

(a)                                 demand the immediate payment of the balance of the Adjusted Consideration and any other obligations under the Transaction Documents not already received by the Seller as of the date of such breach. Such demand shall be in writing from the Seller to the Purchaser and shall include clear instructions to the Purchaser as to the revised time for such payment;

(b)                                 receive all such remainder amount in Escrow Account; and

(c)                                 such other remedy as provided under the Transaction Documents;

provided that, to the extent previously paid, the Purchaser shall not be obligated to pay any amount due and payable under the Transaction Documents, including without limitation any costs and expenses in maintaining and enforcing any rights of the Purchaser thereunder.

20.                              TERMINATION

20.1                       This Agreement may be terminated at any time prior to Closing:

(a)                                 by mutual written agreement of the parties;

(b)                                 if the Purchaser fails to satisfy the Conditions set forth in Clause 5.2 by September 30, 2014 (the “Long Stop Date”);

(c)                                  by the parties if consummation of Closing would violate any non-appealable final order, decree or judgment of any court or Governmental Authority having competent jurisdiction;

(d)                                 by the Seller, if:

i.                                          all of the Conditions have been satisfied or irrevocably waived by the party entitled to waive such Condition (other than those Conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing);

ii.                                      the Seller has given written notice to Purchaser that it is ready, willing and able to consummate Closing; and

iii.                                   the Purchaser fails to consummate its part of the Transactions relating to Closing;

(e)                                  by the Seller if the Purchaser is in material breach of any of its obligation, covenant, representation or warranties under this Agreement or any of the Transaction Documents and such breach has not been remedied to the reasonable satisfaction of the Seller in 30 days after the breach,

(f)                                   by the Purchaser if the Seller is in material breach of any of its obligation, covenant, representation or warranties under this Agreement or any of the Transaction Documents and such breach has not, if capable of remedy, been remedied to the reasonable satisfaction of the Purchaser by the Long Stop Date,

(g)                                  by the Purchaser, if:

i.                                          all of the Conditions have been satisfied or irrevocably waived by the party entitled to waive such Condition (other than those Conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing);

ii.                                       the Purchaser has given written notice to the Seller that it is ready, willing and able to consummate Closing; and

iii.                                    the Seller fails to consummate its part of the Transactions relating to Closing.

20.2                       The party desiring to terminate this Agreement pursuant to Clause 20.1  shall give written notice of such termination to the other party.

20.3                       Effect of Termination

If this Agreement is terminated in accordance with Clause 20.1, such termination shall be effective as against the other party and shall be without liability to the other party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to this Agreement, provided, however, that if such termination shall result from the willful:

(a)                                 failure of a party to fulfill a Condition to the performance of the obligations of the other party; or

(b)                                 failure of a party to perform a covenant or any other breach under this Agreement,

such Party shall be fully liable for any and all damages incurred or suffered by the other party as a result of such wilful failure, which damages for purposes of this Clause 20.3, shall not be limited to reimbursement of expenses or out-of-pocket costs and shall include the benefit of the bargain lost by such Party or such Party shareholders.

21.                              NOTICES

21.1                       Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 21.2 and served:

(a)                                 by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address;

(b)                                 if within Shanghai, it shall be deemed to have been given three Business Days after the date of posting;

(c)                                  if from or to any place outside of Shanghai, by air courier, in which case it shall be deemed to have been given three Business Days after its delivery to a representative of the courier;

(d)                                 if from or to any place outside of Shanghai, by pre-paid airmail, in which case it shall be deemed to have been given five Business Days after the date of posting;

(e)                                  by facsimile, in which case it shall be deemed to have been given when dispatched subject to confirmation of uninterrupted transmission by a transmission report; or

(f)                                   by e-mail, in which case it shall be deemed to have been given when dispatched subject to confirmation of delivery by a delivery receipt,

provided that in the case of sub-Clauses (e) and (f) above any notice dispatched outside Working Hours shall be deemed given at the start of the next period of Working Hours.

21.2                       Notices under this Agreement shall be sent for the attention of the person and to the address, fax number or e-mail address, subject to Clause 21.3, as set out below:

For the Seller:

Name:	Mecox Lane Limited

For the attention of:	Wang Ye

Address:	889 Yishan Road #302, Qilai Mansion, Shanghai

E-mail address:	Ingridwang@mecoxlane.com

with a copy to:

Name:	Latham & Watkins LLP

For the attention of:	Karen Yan

Address:	8 Century Blvd 2610, Pudong, Shanghai,

E-mail address:	karen.yan@lw.com

For the Purchaser:

Name:	Fast Fashion China Limited

For the attention of:	Alfred Gu

Address:	2/F, 550 Lianhua Road, Shanghai

E-mail address:	alfred@mixblu.com

with a copy to:

Name:	Orrick, Herrington & Sutcliffe LLP, Shanghai Representative Office

For the attention of:	Jeffrey Sun

Address:	47/F Park Place, 1601 Nanjing Road West, Shanghai

E-mail address:	jeffrey.sun@orrick.com

21.3                       Any party to this Agreement may notify the other party of any change to its address or other details specified in Clause 21.2 provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

22.                              COSTS

22.1                       Except as otherwise provided in this Agreement, each party shall bear its own costs arising out of or in connection with the preparation, negotiation and implementation of this Agreement and all other Transaction Documents; provided that the cost of the Escrow Account and Escrow Agent and any other fees ancillary thereto shall be borne equally between the parties.

22.2                       The parties shall share equally stamp duty and any other transfer Taxes arising as a result of this Agreement.

23.                              RIGHTS OF THIRD PARTIES

23.1                       A person who is not a party to this Agreement shall have no right to enforce any of its terms.

23.2                       Each party represents to the other that any rights they each may have to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

24.                              COUNTERPARTS

This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

25.                              GOVERNING LAW AND JURISDICTION

25.1                       This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of New York.

25.2                       Any Dispute arising from or in connection with this Agreement shall be submitted to Shanghai International Arbitration Center (“SHIAC”) for arbitration. There shall be three arbitrators, two of whom shall be nominated by the respective parties in accordance with the Arbitration Rules of SHIAC (the “Rules”) and the third, who shall be the Chairman of the tribunal, shall be nominated by the two party nominated arbitrators within 14 days of the last of their appointments.  The seat, or legal place, of arbitration shall be SHIAC, Shanghai, People’s Republic of China.  The language to be used in the arbitral proceedings shall be English.  Judgment on any award may be entered in any court having jurisdiction thereover.

25.3                       For the purposes of this Clause, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

This Agreement has been entered into on the date first above written.

Signed by Wang Ye

for and on behalf of Mecox Lane Limited	/s/ Wang Ye

Director

Signed by Alfred Gu

for and on behalf of Fast Fashion China Limited	/s/ Alfred Gu

Director

1

SCHEDULE 1

PARTICULARS OF THE COMPANY AND THE SUBSIDIARIES

Part 1

The Company

Company Name	Mixblu Limited

Part 2

The Subsidiaries

Company Name	Mixblu (Hong Kong) Co. Limited

Company Name	迷丝布贸易（上海）有限公司 上海麦考林购物有限公司

Subsidiaries of上海麦考林购物有限公司	济南麦考林购物有限公司
无锡麦考林购物有限公司

北京麦考林购物有限公司

成都麦考林贸易有限公司

沈阳麦考林购物有限公司

大连麦考林购物有限公司

武汉麦考林贸易有限公司

重庆麦考林购物有限公司

福州麦考林购物有限公司

2

SCHEDULE 2

CLOSING STATEMENT

1.                                     CLOSING STATEMENT

1.1                              Within two (2) Business Days of the Closing, the Seller shall deliver to the Purchaser its reasonable estimate of the Adjustment Items (the “Estimated Closing Statement”).

1.2                              The Purchaser shall notify the Seller whether or not it accepts the Estimated Closing Statement for the purposes of this Agreement within three Business Days of receiving it and, if it does not accept, the items in the Estimated Closing which it disputes and the basis upon which it disputes such items.

1.3                              Where the Purchaser notifies the Seller within the period specified in paragraph 1.2 that it does not accept the Estimated Closing Statement the parties shall attempt in good faith, to reach agreement in respect of the Estimated Closing Statement within three Business Days following receipt by the Seller of the notice referred to in paragraph 1.2 and, if they are unable to do so within three Business Days following receipt by the Seller of the notice referred to in paragraph 1.2, the dispute shall be referred to the Reporting Accountants.

1.4                              Where the Purchaser is satisfied with the Estimated Closing Statement (either as originally submitted by the Seller or after adjustments agreed between the Purchaser and the Seller) or where the Purchaser fails (within the period referred to in paragraph 1.2) to notify the Seller of:

(i)                                     its non-acceptance of the Estimated Closing Statement;

(ii)                                  the items which it disputes; or

(iii)                               the basis upon which it disputes such items,

then the Estimated Closing Statement (incorporating any agreed adjustments) shall constitute the “Closing Statement” for the purposes of this Agreement agreed between the parties and they shall be final and binding on the Seller and the Purchaser.

1.5                              Where a dispute is referred to the Reporting Accountants under paragraph 1.2, the Reporting Accountants shall be engaged by the Purchaser and the Seller on the terms set forth in this Schedule 2 and otherwise on such terms as shall be agreed between the Purchaser, the Seller and the Reporting Accountants. The Purchaser, their accountants and, if appointed, the Reporting Accountants shall be granted reasonable access, at reasonable times and on reasonable notice, to the books and records of the Group Companies and any other information of the Group Companies which may reasonably be required to enable them to agree and/or determine the Adjustment Items. The Seller, their accountants and the Reporting Accountants shall have the right to take copies of any documents that they reasonably require and shall have access to the relevant personnel of the Group Companies as they reasonably require in order to enable them to determine and/or agree the Adjustment Items.

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1.6                              The Reporting Accountants shall determine their own procedure, subject to the following:

(i)            the Purchaser, the Seller shall each promptly, (and in any event within three Business Days of a relevant appointment) submit a written statement on the matters in dispute (together with relevant supporting documents) to the Reporting Accountants for determination and deliver a copy of such written statement and supporting documents to the other party;

(ii)           apart from procedural matters and/or as otherwise set forth in this Agreement, the Reporting Accountants shall determine only:

(A)                              whether any of the arguments for an alteration to the Estimated Closing Statement put forward in the written statements submitted under paragraph 1.6(i) is correct in whole or in part; and

(B)                              if so, what alterations should be made to the Estimated Closing Statement in order to correct the relevant inaccuracy in it;

(iii)          the Reporting Accountants shall make their determination within five Business Days of the expiry of the five Business Day period of receiving the written statements under paragraph 1.6(a) or as soon thereafter as is reasonably possible and such determination shall be in writing and shall be made available for collection by the Seller and the Purchaser at the offices of the Reporting Accountants and shall (unless otherwise agreed by the Seller and the Purchaser) include reasons for each relevant determination;

(iv)          the Reporting Accountants shall act as experts (and not as arbitrators) in making their determination and their determination of any matter falling within their jurisdiction shall be final and binding on the Seller and the Purchaser save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be resubmitted to the Reporting Accountants by either party for correction as soon as reasonably practicable);

(v)           the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction; and

(vi)          the charges and expenses of the Reporting Accountants shall be borne equally between the Purchaser on the one hand and the Seller on the other.

1.7                              Any determination of the Reporting Accountants under paragraph 1.6(d) above shall be deemed to adjust the Estimated Closing Statement so that such Estimated Closing Document so adjusted shall be final and binding on the Seller and the Purchaser.

1.8                              Nothing in this Schedule 2 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional privilege, or which has been prepared by the other party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument, provided that a party shall not be entitled by reason of this paragraph 1.8 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

1.9                              Each party shall, and shall procure that its accountants and other advisers shall, and shall instruct the Reporting Accountants to, keep all information and documents provided to them pursuant to this Schedule 2 confidential and shall not use them for any purpose, except for disclosure or use in connection with the preparation of the Estimated Closing Statement, the proceedings of the Reporting Accountants or any other matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

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SCHEDULE 3

PAYMENT SCHEDULE

The following table constitutes the “Payment Schedule” agreed between the parties for the payment by the Purchaser to the Seller of the Residual Amount. The payment of each monthly installment as set forth in this Payment Schedule is subject to any adjustment that may be made to it in accordance with Clause 3.6(b)(ii).

Installment Number	Payment amount	Payment date
1.	33.3% of the Residual Amount	October 25, 2014

2.	33.3% of the Residual Amount	November 25, 2014

3.	33.4% of the Residual Amount	December 25, 2014

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SCHEDULE 4

WARRANTIES OF THE SELLER

1.                                     ORGANIZATION, GOOD STANDING, CORPORATE POWER AND QUALIFICATION

Each Group Company is a corporation duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. Each Group Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.  The  Estimated Closing Statement and the Closing Statement shall be prepared using the same method and consistent with the practice in preparing the Balance Sheet for the Group as of June 30, 2014 as separately provided by the Seller to the Purchaser on July 22, 2014.

2.                                     CAPITALIZATION OF THE COMPANY

2.1                              The authorized capital of the Company consists, immediately prior to the Closing, of 50,000,000 Ordinary Shares, one (1) of which is issued and outstanding, immediately prior to the Closing. All of the outstanding Ordinary Shares have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable laws. The Company holds no treasury shares.

2.2                              All of the Company’s issued and outstanding Ordinary Shares and all the Company’s underlying outstanding options (if any) are not subject to (i) any right of first refusal; nor (ii) any lock-up or market standoff agreement, unless required by Law.

2.3                              There is no: (i) issued and granted stock options; (ii) stock options not yet issued but reserved for issuance, including vesting schedule and exercise price; or (iii) warrants or stock purchase rights, if any.

3.                                     SUBSIDIARIES

The Company and each Group Company do not currently own or control, directly or indirectly, any interest in any other company, corporation, partnership, trust, joint venture, association, or other business entity which is not detailed in Schedule 1. Neither the Company nor any Group Company is a participant in any joint venture, partnership or similar arrangement.  The Company owns directly or indirectly 100% of the equity interest of the subsidiaries detailed in Schedule 1, free from any Encumbrance.

4.                                     GOVERNMENTAL CONSENTS AND FILINGS

To the Seller’s knowledge, no consent, approval, order or authorization of or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Company is required in connection with the valid execution, delivery and consummation of the Transaction.

5.                                     LITIGATION

Except as previously disclosed to the Transferred Personnel in writing, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Seller’s knowledge, currently threatened (i) against any Group Company that would either individually or in aggregate, reasonably be expected to have a Material Adverse Effect; or (ii) to the Seller’s knowledge, that questions the validity of the Transaction Documents or the right of any Group Company to enter into them, or to consummate the transactions contemplated by the Transaction Documents. None of the Group Companies, its officers or directors, is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which would either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no action, suit, proceeding or investigation by any Group Company pending or which any Group Company intends to initiate.

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6.                                     CORPORATE DOCUMENTS

The memorandum and articles of association, and all other constitutional documents (or analogous constitutional documents) of each Group Company are in the form provided to the Purchaser.

7.                                     TAX

To the knowledge of Seller, there have been no extraordinary examinations or audits of any tax returns or reports by any applicable Governmental Authority that would reasonably be expected to materially adversely affect the Business, and there are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year. Each Group Company has filed or caused to be filed on a timely basis all tax returns that are or were required to be filed (to the extent applicable), and, to the knowledge of Seller, all such returns are accurate and complete in all material respects, and each Group Company has paid all Taxes that have become due, or have reflected such taxes in accordance with US GAAP (or any internationally recognized accounting standards acceptable) as a reserve for Taxes on the relevant financial statements.

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SCHEDULE 5

ESCROW AGREEMENT

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SCHEDULE 6

IP ASSIGNMENT AGREEMENT

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ANNEX A

BRANDS

Third party accessory brands on the E-commerce platform, such as Amii, HSTYLE, QIGEGE.

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